SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of December, 2022

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

CENTRAIS ELÉTRICAS BRASILEIRAS S/A - ELETROBRAS

CNPJ: 00.001.180/0001-26 PUBLICLY-HELD COMPANY

NIRE 33300346767

MINUTES OF THE ONE HUNDRED AND EIGHTY-FOURTH EXTRAORDINARY GENERAL MEETING, HELD ON DECEMBER 22, 2022

1.  DATE, TIME AND PLACE: Held on December 22, 2022, at 2:00pm, Brasília, DF, in the exclusively digital form through the Zoom platform (“Digital Platform”), pursuant to articles 5, §2, I, and 28, paragraphs 2 and 3, all of the Resolution of the Securities and Exchange Commission (“CVM”) No. 81, of March 29, 2022 (“CVM Resolution No. 81”).

2.  CALL: The call notice was published, pursuant to article 124 of Law 6.404/1976, in the Jornal Valor Econômico, on November 22, 23 and 24, 2022.

3.   PUBLICATIONS AND DISCLOSURES: In addition to the provisions of item 2 above, the call notice and the Management Proposal were also published and published on the websites of the Company (Eletrobras RI), the Securities and Exchange Commission of Brazil - CVM (www.cvm.gov.br) and B3 S/A – Brasil, Bolsa, Balcão (B3) (www.b3.com.br).

4.  ATTENDANCE: Shareholders who participated through the digital platform and those who presented, in accordance with the legislation in force, a valid remote voting ballot, having, as a quorum, shareholders representing 78.91% (seventy-eight point ninety-one percent) of the Company's voting capital, considering in this calculation the shares that may exercise the right to vote under the voting limitation rules provided for in its articles of incorporation. Also present, for clarification and support to the board: Mr. Pedro Batista de Lima Filho, member of the Board of Directors and Coordinator of the People Committee (CPES); Mr. Marcelo Santos Ferreira, Labor and Union Relations Manager; Messrs. Antonio Emílio Bastos de Aguiar Freire and Ricardo Takemitsu Simabuku, respectively, Chairman and member of the Fiscal Council; Mrs. Camila Gualda Sampaio Araujo, Director of Governance, Risks and Compliance; Mr. André de Avellar Torres, Legal Superintendent, Mr. Rafael Gusmão Rodrigues de Andrade, Advisory Legal Manager; Mr. Bruno Klapper Lopes, Governance Superintendent; Mr. Fernando Khoury Francisco Jr., Manager of the Secretariat of Governance; Mrs. Angela do Carmo Magalhães, Strategic Governance Manager, Mrs. Aline Constantino Nogueira Destefano, Strategic Governance Lawyer; Ms. Paula Prado Rodrigues Couto, Investor Relations Superintendent, Mr. Francisco de Assis Duarte de Lima, Market Relationship Manager; Investor Relations team; Ms. Maria Isabel do Prado Bocater and Mr. Maurício Gobbi dos Santos, external legal advisors of Eletrobras.

5.  BOARD: Eletrobras' Legal Director, JOSÉ EDUARDO GUIMARÃES BARROS, took the chair of the meeting, pursuant to article 18, §7 of the Articles of Incorporation, replacing the Chairman of the Board of Directors, Mr. IVAN DE SOUZA MONTEIRO, pursuant to the Resolution of the Board of Directors of Eletrobras No. 164/2022, of 11.21.2022, having been invited to act as secretary, Mr. JOÃO LAUDO DE CAMARGO.

6.	AGENDA:

6.1.  Approve the Stock Option-Based Compensation Plan, according to the draft attached to the Management Proposal, which will integrate the compensation model of the privatized Eletrobras managers;

6.2.   Approve the Restricted Stock-Based Compensation Plan, according to the draft attached to the Management Proposal, which will integrate the compensation model of the privatized Eletrobras managers;

6.3.   Re-ratify the resolution taken at the Ordinary General Meeting of April 22, 2022, to establish, in the period ending on March 31, 2023, the new global amount of the compensation of the managers and members of the Advisory Committees to the Board of Directors, as well as the new individual amount of the compensation of the members of the Fiscal Council, in line with the model of compensation of the managers of the privatized Eletrobras that contemplates review of the fixed compensation and adoption of short-term and long-term incentives.

7.  RESOLUTIONS: The Meeting was called to order, and the reading of the Call Notice was waived and it was approved by those present that the minutes be drawn up as a summary of the facts occurred, including dissents and protests, containing the transcript only of the resolutions taken, as provided for in the first paragraph of Article 130 of Law 6.404/1976, the following resolutions are recorded:

7.1.   Approve, by majority vote, the Stock Option-Based Compensation Plan, according to the draft attached to the Management Proposal, which will integrate the compensation model of the privatized Eletrobras managers, having received 585,732,413 favorable votes, equivalent to 54.54% of the voting capital, considering in this calculation the shares that may exercise the right to vote under the voting limitation rules provided for in its articles of incorporation. 279,917,407 votes were also received, equivalent to 26.07% of the voting capital, considering in this calculation the shares that may exercise the right to vote under the voting limitation rules provided for in its articles of incorporation and 208,235,146 abstentions, representing 19.39% of the shareholders with voting rights, considering in this calculation the shares that may exercise the right to vote under the voting limitation rules provided for in its articles of incorporation;

7.2.  Approve, by majority vote, the Restricted Stock-Based Compensation Plan, according to the draft attached to the Management Proposal, which will integrate the compensation model of the privatized Eletrobras managers, having received 549,713,733 favorable votes, equivalent to 51.19% of the voting capital, considering in this calculation the shares that may exercise the right to vote under the voting limitation rules provided for in its articles of incorporation. 314,487,088 contrary votes were also received, equivalent to 29.28% of the voting capital, considering in this calculation the shares that may exercise the right to vote under the voting limitation rules provided for in its articles of incorporation and 209,684,145 abstentions, representing 19.53% of the shareholders with voting rights, considering in this calculation the shares that may exercise the right to vote under the voting limitation rules provided for in its articles of incorporation;

7.3.  Approve, by majority vote, the re-ratification of the resolution taken at the Ordinary General Meeting of April 22, 2022, to establish, in the period ending on March 31, 2023, the new global amount of the compensation of the managers and members of the Advisory Committees to the Board of Directors, as well as the new individual amount of the compensation of the members of the Fiscal Council, in line with the privatized Eletrobras management compensation model that contemplates a review of the fixed compensation and adoption of short and long-term incentives, having received 808,381,454 favorable votes, equivalent to 75.28% of the voting capital, considering in this calculation the shares that may exercise the right to vote under the voting limitation rules provided for in its articles of incorporation. 61,079,118 votes against were also received, equivalent to 5.69% of the voting capital, considering in this calculation the shares that may exercise the right to vote under the voting limitation rules provided for in its articles of incorporation and 204,424,394 abstentions, representing 19.04% of the shareholders with voting rights, considering in this calculation the shares that may exercise the right to vote under the voting limitation rules provided for in its articles of incorporation;

7.4.    States that Mr. Thiago Tadeu Silva da Costa reiterated the request of BNDES/BNDESPAR, according to a letter sent to the Chairman of the Board of Directors, the Chairman of Eletrobras and the Chief Financial and Investor Relations Officer, for the suspension of this meeting. Asked by the meeting board about the justification for the suspension request, Mr. Thiago Tadeu Silva da Costa informed that it was a deliberation of the BNDES Executive Board;

7.5.  States that the representative of the Associação de Empregados da Eletrobras (AEEL), Mr. Pedro Além Santinho, asked for the floor to request more information and time to analyze the letter sent by BNDES and the TCU's manifestation;

7.6.  States that the representative of the Associação de Empregados de Furnas (ASEF), Mr. Marcelo de Queiroz Perez, reiterated the request made by AEEL due to the documents issued by TCU;

7.7.  States that the representative of the Federal Government, Mr. Luiz Bessa Fleury, asked for the floor to express that, in compliance with the TCU decision, the Federal Government requests the postponement of this meeting so that the matters on the agenda are better analyzed;

7.8.   States that the Chairman of the Meeting, Mr. José Eduardo Guimarães Barros, informed that the Company did not receive any notification about a legal order issued that determined that Eletrobras suspended this meeting, which was called 30 (thirty) days in advance, respecting all the procedures and deadlines provided for in Law 6.404/1976. That the shareholders who considered that there had been an informational absence should have sought means for the suspension or extension of deadlines, in accordance with rules established by the Securities and Exchange Commission of Brazil (CVM). The Investor Relations teams and other technical areas of the Company, since the publication of the notice, have been available to shareholders to clarify any doubts. In view of the foregoing and with respect to shareholders exceeding 43% of the voting capital and other shareholders holding ADRs who have already cast their votes on the agenda, the Chairman of the Meeting informed that there would be no legal and concrete elements capable of justifying the suspension of the meeting;

7.9.  States that, in relation to the first item of the agenda, the following shareholders requested the floor to express their vote, as expressed below: Mr. Thiago Tadeu Silva da Costa, representative of BNDES/BNDESPAR, expressed a contrary vote; Mrs. Daniela Yoko, representative of Banco do Brasil and funds, expressed a contrary vote; Mr. Pedro Além Santinho, representing AEEL, expressed a contrary vote; Mr. Luiz Bessa Fleury, stated that the Federal Government abstained from voting on this matter; and Mr. Marcelo de Queiroz Perez, on behalf of ASEF, cast a vote against the matter;

7.10.  States that, in relation to the second item of the agenda, the following shareholders requested the floor to express their vote, as expressed below: Mrs. Mariana Cury Machado, representative of Previ, asked to speak, proposing the dissolution of the said item on the agenda, so that the Board of Directors did not participate in the restricted stock-based compensation plan, so that Previ could express its vote; Mr. Luiz Bessa Fleury stated that the Federal Government abstained from voting on this matter; Mrs. Daniela Yoko, representative of Banco do Brasil and funds, expressed a contrary vote; Mr. Thiago Tadeu Silva da Costa expressed a contrary vote and questioned the limitation of votes by 10% and, in view of the presence of other shareholders linked to the Federal Government, asked about the calculation of the votes of BNDES/BNDESPAR; Mr. Pedro Além Santinho, representing AEEL, expressed its contrary vote;

7.11.     States that, in relation to the proposition of Mrs. Mariana Cury Machado, representative of Previ, who suggested the inclusion of an alternative proposal for approval of the Restricted Stock-Based Compensation Plan, excluding Eletrobras' board of directors from the list of beneficiaries of this plan. Duly offered by the board to the shareholders the opportunity to manifest on the alternative proposal formulated, there was no manifestation of any shareholder on the alternative proposal offered by Previ. Thus, the vote on item 2 of the agenda took place in accordance with the provisions of the Management Proposal.

7.12.   States that the Secretary of the Meeting, Mr. João Laudo de Camargo, requested the projection of the proportionality framework of the shareholders linked to the Federal Government, in order to provide the necessary clarifications to the representative of BNDES/BNDESPAR;

7.13.   States that Mrs. Mariana Cury Machado, representative of Previ, expressed, considering that her proposal was not accompanied by the other shareholders present, a vote against item 2 of the agenda;

7.14.     States that Mr. Thiago Tadeu Silva da Costa, representative of BNDES/BNDESPAR asked if the limitation to the exercise of the right to vote, referred to in art. 6 of Eletrobras' Articles of Incorporation, and the consequent pro-rata application of the cut in voting shares of the aforementioned shareholders, would undergo some adjustment for a new calculation of votes when a shareholder of the same group decided to abstain from voting on any item on the agenda, under art. 129, caput, of Law no. 6.404/76;

7.15.      To state that, in relation to the questioning of the BNDES/BNDESPAR representative, the board of the meeting understood that, in accordance with Law 14,182/2021 and Eletrobras' Articles of Incorporation, if a group of shareholders is configured, the 10% restriction applies to the exercise of voting rights, and therefore includes all the shares qualified and able to vote. For this purpose, it is not appropriate to exclude from the basis votes exercised as abstention, as proposed by the representative of BNDES/BNDESPAR, since this is a volitional act, therefore, an effective exercise of the limited voting right under the Company's corporation regime. It does not apply to art. 129 of Law 6.404/1976, since it regulates the determination of valid votes for the purposes of a quorum for deliberation. In this case, abstentions, since it is not a valid vote, are excluded from the calculation basis. In any case, despite the divergence of understandings between the board of the meeting and the representative of BNDES/BNDESPAR, it is recorded that the difference in votes claimed by the latter would not have the ability to change the result of the meeting resolution, therefore, absent any loss.

7.16.  To state that, in relation to the third item on the agenda, the following shareholders requested the floor to express their vote, as expressed below: Mr. Thiago Tadeu Silva da Costa expressed a contrary vote and intention to forward a protest to be attached to these minutes; Ms. Daniela Yoko, representative of Banco do Brasil and funds, expressed a contrary vote; Mr. Pedro Além Santinho, representing AEEL, expressed a contrary vote and reaffirmed the request made by the representative of BNDES/BNDESPAR for the review of the quorum of resolutions with the exclusion of abstentions from the Federal Government;

7.17.  States that AEEL and Previ sent manifestations of votes, which are attached to these minutes, as well as BNDES/BNDESPAR sent a protest also attached to these minutes.

8.  CLOSING: There being no further business to discuss, the Chairman closed the meeting and adjourned it for the time necessary to draw up these minutes. Once the session was reopened, the minutes were drafted and read and, once approved, were signed by those present (also including as signatories the shareholders who sent their voting instructions by means of a remote voting ballot or who have participated through an electronic remote participation system, pursuant to art. 26 of CVM Resolution No. 81/2022).

Rio de Janeiro, December 22, 2022.

JOSÉ EDUARDO GUIMARÃES BARROS	JOÃO LAUDO DE CAMARGO
Chairman	Secretary

PATRICIA ANDRESSA CARDOSO DE BRITO and BEATRIZ SCAFURO SILVEIRA

BRADESCO, representing:

Agora Esmeralda Fundo de Investimento Multimercado; Brad Migração Fundo Mútuo de Privatização - FGTS Eletrobras; Bradesco FF Índice Ativo Fundo de Investimento em Ações; Bradesco FI Multimercado Long Short; Bradesco FIA Dividendos; Bradesco FIA Ibovespa Plus; Bradesco FIA IBrX Multipatrocinado; Bradesco FIA Institucional IBrX Ativo; Bradesco FIA Master Dividendos; Bradesco FIA Master Ibovespa; Bradesco FIA Master IBrX; Bradesco FIA Master Previdência; Bradesco FIA Multi Setorial; Bradesco FIA Selecao; Bradesco FIA Selection; Bradesco FIA Smart Allocation; Bradesco FIA Super Acao; Bradesco FIA Sustentabilidade Empresarial; Bradesco FIM Fundacao Amazonas Sustentavel - Fas; Bradesco FIM Long and Short; Bradesco FIM Long Biased; Bradesco Fundo de Investimento em Ações Master Long Biased; Bradesco Fundo de Investimento em Ações Master Long Only; Bradesco Fundo de Investimento em Ações Master Previdência I; Bradesco Fundo de Investimento em Ações Salubre; Bradesco Fundo de Investimento em Ações Zinco; Bradesco Fundo de Investimento Renda Fixa - 1865; Bradesco Fundo Mútuo de Privatização FGTS CL; Bradesco Global FIA IE; Bradesco H FI em Ações Dividendos; Bradesco H FI em Ações Ibovespa; Bradesco H FIA Sri; Bradesco Multiportfolio FMP - FGTS CL; Bradesco Private FIA Ibovespa Alavancado; Bradesco Private FIA Ibovespa Ativo; Bradesco Saude S/A; Bradeseg Participações S/A; Bram Alocacao Sistematica FIA Brasil; Bram FIA Ibovespa Ativo; Bram FIA IBrX Ativo; Bram FIA Institucional; Bram FIA Long Only; Bram FIM Ajax; Bram Fundo de Investimento em Ações; Bram Fundo de Investimento em Ações Ibovespa; Bram Fundo de Investimento em Ações Ibrx-50; Bram Fundo de Investimento em Ações Sustentabilidade Empresa; Bram Fundo de Investimento Multimercado Equity Hedge; Bram H FI em Ações Ibovespa Gestao; Bram H FI em Ações Passivo IBrX; Bram H FIA Dividendos; Bram H FIA Institucional; ETF Bradesco Ibovespa Fundo de Índice; FI em Ações Aruba; Fundo de Investimento em Ações Ibovespa 157; and Fundo de Investimento em Ações Master Previdência ESG.

DANIELA YOKO NICE

Banco do Brasil, representing:

BB 3F Fundo de Investimento Multimercado Crédito Privado LP; BB Ações Eletrobras Fundo de Investimento; BB Ações Energia FIA; BB Ações Governanca FI; BB Adelino FI Multimercado Crédito Privado LP; BB Afam Capital II FI Multi Crédito Privado Longo Prazo; BB Anchieta Multimercado Fundo de Investimento em Cotas de F; BB B5c FI Multimercado Cred Privado Longo Prazo; BB Bnc Ações Nossa Caixa Nosso Clube de Investimento; BB Cap Ações Fundo de Investimento; BB Cap Ibovespa Indexado FIA; BB Eco Gold Fundo de Investimento em Ações; BB ETF Ibovespa Fundo de Índice; BB Fundo Mútuo de Privatização - FGTS Eletrobras; BB Fundo Mútuo de Privatização - FGTS Eletrobras - Migração; BB Jaqg Fundo de Investiomento MM Crédito Privado LP; BB Mar Azul Ações Fundo de Investimento; BB Montanha Magica FI Multimercado Crédito Privado LP; BB Nictheroy FI MM LP CP Investimento no Exterior; BB Ondina II Ações FI - BDR Nível I; BB Previdência Ações IBrX Fundo de Investimento; BB Previdência Retorno Total Fundo de Investimento em Ações; BB Terra do Sol Fundo de Investimento MM Crédito Privado; BB Top Ações Dividendos FIA; BB Top Ações Dual Strategy FI; BB Top Ações Ibovespa Ativo FI; BB Top Ações Ibovespa Indexado FI; BB Top Ações Índice de Sust Emp FI em Ações; BB Top Ações Infraestrutura FIA; BB Top Ações Quantitativo Fundo de Investimento; BB Top Ações Total Return FI; BB Top Ações Valor Fundo de Inv em Ações; Brasilprev Top A Fundo de Inv de Ações; Brasilprev Top Ações Dividendos FI; and Brasilprev Top Return Fundo de Investimento em Ações.

RICARDO JOSE MARTINS GIMENEZ

ALFM 1, representing:

Abs Direct Equity Fund LLC; Amundi Funds; Amundi Index Solutions; Carmignac Emergents; Carmignac Portfolio - Emergents; Carmignac Portfolio - Emerging Patrimoine; FP Carmignac Emerging Markets; FP Carmignac Emerging Patrimoine; IT Now Ibovespa Fundo de Índice; IT Now Idiv Fundo de Índice; IT Now Igct Fundo de Índice; IT Now Ise Fundo de Índice; IT Now Pibb Ibrx-50 Fundo de Índice; Itaú Ações Dividendos FI; Itaú Artax Long Bias Multimercado FI; Itaú Artax Multimercado Fundo de Investimento; Itaú Artax Ultra Multimercado Fundo de Investimento; Itaú Caixa Ações - Fundo de Investimento; Itaú Eletrobras Ações Fundo de Investimento; Itaú Excelencia Social Ações FI; Itaú Ftse Rafi Brazil 50 Capped Index FIA; Itaú Fundo Mútuo de Privatização - FGTS Eletrobras; Itaú Governanca Corporativa Ações - Fundo de Investimento; Itaú Hunter Total Return Multimercado Fundo de Investimento; Itaú Ibovespa Ativo Master FIA; Itaú IBrX Ativo Master FIA; Itaú Index Ações Ibovespa - Fundo de Investimento; Itaú Index Ações IBrX - Fundo de Investimento; Itaú Inflacao Multiestrategia Multimercado FI; Itaú Inflation Equity Opportunities Mult. FI; Itaú Inflation Strategy Multimercado Fundo de Investimento; Itaú Long and Short Plus Multimercado FI; Itaú Master Global Dinamico Multimercado FI; Itaú Master Global Dinamico Ultra Multimercado FI; Itaú Master Momento Ações Fundo de Investimento; Itaú Momento II Ações Fundo de Investimento; Itaú Momento IQ Ações Fundo de Investimento; Itaú Multimercado Global Equity Hedge FI; Itaú Multimercado Long and Shorts FI; Itaú Optimus Extreme Multimercado Fundo de Investimento; Itaú Optimus Long Bias Multimercado FI; Itaú Optimus Titan Multimercado Fundo de Investimento; Itaú Phoenix Ações Fundo de Investimento; Itaú Phoenix IQ Ações Fundo de Investimento; Itaú Previdência IBrX FIA; Kopernik Global All-cap Equity Fund (A Sub-fund Hereby Repre; Long Bias FIA; MG Funds 1 Blackrock Emerging Markets Equity Fund; MG Funds 1 Mfs Global Emerging Markets Equity Fund; Quantamental Hedge Master FIM; Witan Investment Trust Plc - Gqg; and World Equities.

MAURICIO VENDRUSCUOLO and VITOR HUGO F M SODRÉ

CAIXA DTVM, representing:

Caixa ETF Ibovespa Fundo de Índice; Caixa Fundo Mútuo de Privatização - FGTS Eletrobras; Caixa Fundo Mútuo de Privatização - FGTS Migração Eletrobras; FDO de Inv Previd Cxa Previnvest MM RV 49; FIA Caixa Dividendos; FIA Caixa Ibovespa Ativo; FIA Caixa Sustentabilidade Empresarial Ise; Fundo de Invest em Ações Caixa IBrX Ativo; Fundo de Investimento em Ações Caixa Brasil Indexa Ibovespa; Fundo de Investimento em Ações Caixa Eletrobras; Fundo de Investimento em Ações Caixa Infraestrutura; and Fundo de Investimento em Ações CX BR IBX50.

MATHEUS FERNANDES AMORIM

NAVI CAPITAL, representing:

Itaú Navi Long Short Previdência FIM; Navi A Previdência Fundo de Investimento em Ações Master; Navi B Previdência Fife Master Fundo de Investimento em Acoe; Navi Compass Master Fundo de Investimento em Ações; Navi Cruise Master Fundo de Investimento em Ações; Navi Fender Master Fundo de Investimento em Ações; Navi Institucional Master Fundo de Investimento em Ações; Navi Long Biased Master Fundo de Investimento Multimercado; Navi Long Biased Master II Fundo de Investimento Multimercad; Navi Long Short Master Fundo de Investimento Multimercado; Navi Long Short Previdência Fife FIM CP; and Navi Long Short XP Seguros Previdência FIM.

RICARDO JOSE MARTINS GIMENEZ

ALFM 2, representing:

Banclass Fundo de Investimento em Ações; Fundo de Investimento de Ações Dinamica Energia; and Geracao Futuro L.Par Fundo de Investimento em Ações.

THIAGO TADEU SILVA DA COSTA

Representing BNDES/BNDESPAR

BRUNA DE JESUS DIAS

Representing Citibank N.A.

PEDRO ALÉM SANTINHO

Representing the Associação de Empregados da Eletrobras (AEEL)

MARCELO DE QUEIROZ PEREZ

Representing the Associação de Empregados de Furnas (ASEF)

MARIANA CURY MACHADO and MARCOS PAULO FELIX DA SILVA

Representing the Caixa de Previdência dos Funcionários do Banco do Brasil (Previ)

EDSON BITAR MIRANDA PRAZERES

Shareholder

GABRIELA MEDEIROS RUDDY SANTOS

Shareholder

LUIZ BESSA FLEURY

Procurador Geral da Fazenda Nacional (Attorney General of the National Treasury) (PGFN)

DISTANCE VOTING BALLOT

REPRESENTATIVE OF 1895 FONDS FGR; A. D. BUS. TRUST AB INTERNATIONAL STRATEGIC EQUITIES SERIES; AB FCP II - EMERGING MARKETS VALUE PORTFOLIO; ABERDEEN INV FUNDS ICVC III - ABERDEEN GLOBAL EMERG M Q E FD; ABERDEEN INVESTMENT FUNDS UK ICVC II - ABERDEEN EM; ABU DHABI RETIREMENT PENSIONS AND BENEFITS FUND; ADVANCED SERIES TRUST - AST PRUDENTIAL FLEXIBLE M-S P; ADVANCED SERIES TRUST

-  AST PRUDENTIAL GROWTH ALLOCATION POR; AEGON CUSTODY BV; ALASKA COMMON TRUST FUND; ALASKA PERMANENT FUND; ALLIANCE TRUST PLC; ALLIANCEBERNSTEIN COLLECTIVE INVESTMENT TRUST SERIES; ALLIANCEBERNSTEIN L.P; AMERICAN HEART ASSOCIATION, INC.; ANDRA AP-FONDEN; AQR INNOVATION FUND, L.P.; ARGUCIA ENDOWMENT FUNDO DE INV MULTIMERCADO; ARGUCIA INCOME FUNDO DE INVESTIMENTO EM AÇÕES; ARIZONA PSPRS TRUST; ASSET MANAGEMENT EXCHANGE UCITS CCF; ATAULFO LLC; AUSTRALIANSUPER PTY LTD AS TRUSTEE FOR AUSTRALIASUPER; AWARE SUPER PTY LTD; AXA INVESTMENT MANAGERS SCHWEIZ AG ON BEHALF OF AX; BARRA FUNDO DE INVESTIMENTO EM AÇÕES; BAYLOR COLLEGE OF MEDICINE; BBH GQG PARTNERS EMERGING MARKETS EQUITY MASTER FU; BELLEVUE FUNDS (LUX) - BELLEVUE EMERGING MARKETS T; BELLSOUTH CORPORATION RFA VEBA TRUST; BERNSTEIN DEL BUS TRUST,EMERG.MKTS SER.; BERNSTEIN FUND, INC. -

INTERNATIONAL STRATEGIC EQUITIES PORT; BIMCOR GLOBAL EQUITY POOLED FUND; BLACKROCK A. M. S. AG ON B. OF I. E. M. E. I. F. (CH); BLACKROCK ASSET MANAG IR LT I ITS CAP A M F T BKR I S FD; BLACKROCK BALANCED CAPITAL FUND, INC.; BLACKROCK BALANCED CAPITAL PORTFOLIO OF BLACKROCK SERIES FUN; BLACKROCK CDN MSCI EMERGING MARKETS INDEX FUND; BLACKROCK GLOBAL INDEX FUNDS; BLACKROCK INSTITUTIONAL TRUST COMPANY NA; BLACKROCK LIFE LIMITED - DC OVERSEAS EQUITY FUND; BLACKROCK MSCI ACWI EX USA DIVERSIFIED FACTOR MIX FUND; BLK MAGI FUND; BMO CLEAN ENERGY INDEX ETF; BMO MSCI EMERGING MARKETS INDEX ETF; BNYM MELLON CF SL EMERGING MARKETS STOCK INDEX FUND; BOARD OF PENSIONS OF THE EVANGELICAL LUTHERAN CHURCH IN AMER; BRIDGEWATER ALL WEATHER SUSTAINABILITY 11%, LP; BRIDGEWATER ALL WEATHER SUSTAINABILITY, LP; BRITISH COLUMBIA INVESTMENT MANAGEMENT CORPORATION; BUREAU OF LABOR FUNDS - LABOR PENSION FUND; BUREAU OF LABOR FUNDS - LABOR RETIREMENT FUND; CAISSE DE DEPOT ET PLACEMENT DU QUEBEC; CALIFORNIA PUBLIC EMPLOYEES RETIREMENT SYSTEM; CALIFORNIA STATE TEACHERS RETIREMENT SYSTEM; CARESUPER; CENTRAL PROVIDENT FUND BOARD; CHANG HWA CO BANK, LTD IN ITS C AS M CUST OF N B FUND; CHEVRON UK PENSION PLAN; CIBC EMERGING MARKETS INDEX FUND; CITI RETIREMENT SAVINGS PLAN; CITITRUST LIM AS TR OF BLACK PREMIER FDS- ISH WOR EQU IND FD; CITITRUST LTD A T VANG FDS S - VANGUARD MODERATE GROWTH FUND; CITITRUST LTD A T VANGUARD FDS SERIES VANGUARD INCOME FUND; CITY OF LOS ANGELES FIRE AND POLICE PENSION PLAN; CITY OF NEW YORK GROUP TRUST; CITY OF PHILADELPHIA PUB EMPLOYEES RET SYSTEM; COLLEGE RETIREMENT EQUITIES FUND; COLONIAL FIRST STATE INVESTMENT FUND 50; COLONIAL FIRST STATE WHOLESALE INDEXED GLOBAL SHAR; COMMINGLED PENSION TRUST FUND EMERGING MARKETS RESEARCH ENHA; COMMONFUND STRATEGIC DIRECT SERIES LLC - CF TT IN; COMMONWEALTH BANK GROUP SUPER; COMMONWEALTH EMERGING MARKETS FUND 6; COMMONWEALTH GLOBAL SHARE FUND 16; COMMONWEALTH GLOBAL SHARE FUND 30; COMMONWEALTH SUPERANNUATION CORPORATION; CONNECTICUT GENERAL LIFE INSURANCE COMPANY; CONSTRUCTION BUILDING UNIONS SUPER FUND; CONSULTING GROUP CAPITAL MKTS FUNDS EMER MARKETS EQUITY FUND; COUNTY EMPLOYEES ANNUITY AND BENEFIT FD OF THE COOK COUNTY; CUSTODY B. OF J. LTD. RE: STB D. B. S. M. F.; CUSTODY B. OF

J. LTD. RE: STB D. E. E. F. I. M. F.; CUSTODY BANK OF JAPAN, LTD. AS TR F HSBC BRAZIL NEW MO FUND; CUSTODY BANK OF JAPAN, LTD. RE: EMERG EQUITY PASSIVE MOTHR F; CUSTODY BANK OF JAPAN, LTD. RE: RTB NIKKO B. E. A. M. F.; CUSTODY BANK OF JAPAN, LTD. STB BRAZIL STOCK M. F.; DELA DEPOSITARY ASSET MANAGEMENT B.V.; DESJARDINS EMERGING MARKETS FUND; DESJARDINS RI EMERGING MARKETS - LOW CO2 INDEX ETF; DESJARDINS RI EMERGING MARKETS MULTIFACTOR - LOW C; DESJARDINS RI GLOBAL MULTIFACTOR - FOSSIL FUEL RES; DEUTSCHE ASSET MANAGEMENT S.A. FOR ARERO - DER WEL; DEUTSCHE INVEST I BRAZILIAN EQUITIES; DEUTSCHE X-TRACKERS MSCI ALL WORLD EX US HEDGED EQUITY ETF; DIMENSIONAL EMERGING CORE EQUITY MARKET ETF OF DIM; DUKE POWER CO EMPLOYEE RETIREMENT PLAN; DWS ADVISORS EMERGING MARKETS EQUITIES-PASSIVE; DWS I. GMBH FOR DEAM-FONDS KG-PENSIONEN; DWS INVEST LATIN AMERICAN EQUITIES; DWS LATIN AMERICA EQUITY FUND; EASTSPRING INVESTMENTS; EMER MKTS CORE EQ PORT DFA INVEST DIMENS GROU; EMERGING MARKETS EQUITY INDEX ESG SCREENED FUND B; EMERGING MARKETS EQUITY INDEX MASTER FUND; EMERGING MARKETS INDEX NON- LENDABLE FUND; EMERGING MARKETS INDEX NON-LENDABLE FUND B; EQ/EMERGING MARKETS EQUITY PLUS PORTFOLIO; EUROPEAN CENTRAL BANK; FIDELITY CONCORD STREET TRUST: FIDELITY ZERO INT. INDEX FUND; FIDELITY INVESTMENT FUNDS FIDELITY INDEX EMERG MARKETS FUND; FIDELITY INVESTMENTS MONEY MANAGEMENT INC; FIDELITY SALEM STREET T: FIDELITY E M INDEX FUND; FIDELITY SALEM STREET T: FIDELITY G EX U.S INDEX FUND; FIDELITY SALEM STREET T: FIDELITY TOTAL INTE INDEX FUND; FIDELITY SALEM STREET TRUST: FIDELITY FLEX INTERNATIONAL IND; FIDELITY SALEM STREET TRUST: FIDELITY SAI EMERGING M I FUND; FIDELITY SALEM STREET TRUST: FIDELITY SERIES G EX US I FD; FIRST TRUST BICK INDEX FUND; FIRST TRUST BRAZIL ALPHADEX FUND; FIRST TRUST LATIN AMERICA ALPHADEX FUND; FLEXSHARES EMERGING MARKETS HIGH DIVIDEND CLIMATE; FLEXSHARES EMERGING MARKETS LOW

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GOLDMAN SACHS ETF ICAV ACTING SOLELY ON BEHALF OF; GOLDMAN SACHS ETF TRUST GOLDMAN S ACTIVEBETA E M E ETF; GOLDMAN SACHS ETF TRUST - GOLDMAN SACHS BLOOMBERG; GOLDMAN SACHS ETF TRUST - GOLDMAN SACHS EMERGING M; GOVERNMENT EMPLOYEES SUPERANNUATION BOARD; GOVERNMENT OF SINGAPORE; GQG PARTNERS EMERGING MARKET EQUITY FUND - GQG GLOBAL UCITS; GQG PARTNERS EMERGING MARKETS EQUITY FUND; GQG PARTNERS EMERGING MARKETS EQUITY FUND (AUSTRALIA); GQG PARTNERS EMERGING MARKETS EQUITY FUND-GQG PARTNERS S LLC; H.E.S.T. AUSTRALIA LIMITED; HC CAPITAL TRUST THE EMERGING MARKETS PORTFOLIO; IBM 401 (K) PLUS PLAN; IMCO EMERGING MARKETS PUBLIC EQUITY LP; IN BK FOR REC AND DEV,AS TR FT ST RET PLAN AND TR/RSBP AN TR; INTECH GLOBAL ALL COUNTRY ENHANCED INDEX FUND LLC; INTERNATIONAL EQUITIES B UNIT TRUST; INTERNATIONAL EXPATRIATE BENEFIT MASTER TRUST; INTERNATIONAL MONETARY FUND; INTERVENTURE EQUITY INVESTMENTS LIMITED; INVESCO DWA EMERGING MARKETS MOMENTUM ETF; INVESCO MARKETS III PLC - INV FTSE RI EMERGING MARK U ETF; INVESCO MARKETS III PLC - INVESCO FTSE RAFI ALL-WORLD 3000 U; INVESCO MSCI EMERGING MARKETS ESG UNIVERSAL SCREEN; INVESCO OPPENHEIMER GLOBAL MULTI- ASSET GROWTH FUND; INVESCO PUREBETASM FTSE EMERGING MARKETS ETF; INVESCO RAFI FUNDAMENTAL GLOBAL INDEX TRUST; INVESCO STRATEGIC EMERGING MARKETS ETF; ISHARES (DE) I INVESTMENTAKTIENGESELLSCHAFT MIT TG; ISHARES CORE MSCI EMERGING MARKETS ETF; ISHARES CORE MSCI TOTAL INTERNATIONAL STOCK ETF; ISHARES EMERGING MARKETS FUNDAMENTAL INDEX ETF; ISHARES EMERGING MARKETS IMI EQUITY INDEX FUND; ISHARES GLOBAL CLEAN ENERGY ETF; ISHARES GLOBAL CLEAN ENERGY INDEX ETF; ISHARES GLOBAL UTILITIES ETF; ISHARES II PUBLIC LIMITED COMPANY; ISHARES III PUBLIC LIMITED COMPANY; ISHARES IV PUBLIC LIMITED COMPANY; ISHARES LATIN AMERICA 40 ETF; ISHARES MSCI ACWI ETF; ISHARES MSCI ACWI EX U.S. ETF; ISHARES MSCI BRAZIL ETF; ISHARES MSCI BRIC ETF; ISHARES MSCI EMERGING MARKETS ETF; ISHARES MSCI EMERGING MARKETS EX CHINA ETF; ISHARES PUBLIC LIMITED COMPANY; ITAÚ FUNDS - LATIN AMERICA EQUITY FUND; IVESCO FTSE RAFI EMERGING MARKETS ETF; IVY EMERGING MARKETS EQUITY FUND; JEFFREY LLC; JNL EMERGING MARKETS INDEX FUND; JNL/GQG EMERGING MARKETS EQUITY FUND; JOHN HANCOCK FUNDS II EMERGING MARKETS FUND; JOHN HANCOCK FUNDS II INTERNATIONAL STRATEGIC EQUITY ALLOCAT; JOHN HANCOCK TRUST COMPANY COLLECTIVE INVESTMENT T; JOHN HANCOCK VARIABLE INS TRUST INTERN EQUITY INDEX TRUST; JPMORGAN DIVERSIFIED RETURN EMERGING MARKETS EQUITY ETF; JPMORGAN EMERGING MARKETS RESEARCH ENHANCED EQUITY FUND; JPMORGAN ETFS (IRELAND) ICAV; JPMORGAN FUNDS; JPMORGAN FUNDS LATIN AMERICA EQUITY FUND; KAISER FOUNDATION HOSPITALS; KAISER PERMANENTE GROUP TRUST; KAPITALFORENINGEN EMD INVEST, EMERGING MARKETS IND; KAPITALFORENINGEN INVESTIN PRO, GLOBAL EQUITIES I; KAYNE ANDERSON RENEWABLE INFRASTRUCTURE FUND; KAYNE ANDERSON RENEWABLE INFRASTRUCTURE PARTNERS,; KOLUMBAN II - AKTIEN WELT; KOPERNIK GLOBAL ALL CAP FUND; KOPERNIK GLOBAL ALL-CAP MASTER FUND, LP; KOPERNIK GLOBAL COLLECTIVE INVESTMENT TRUST; KOPERNIK INTERNATIONAL FUND; LAZARD ASSET MANAGEMENT LLC; LAZARD EMERGING MARKETS CORE EQUITY PORTFOLIO; LAZARD EMERGING MARKETS CORE EQUITY TRUST; LEBLON 70 BRASILPREV FUNDO DE INVESTIMENTO MULTIMERCADO FIFE; LEBLON AÇÕES I MASTER FIA; LEBLON AÇÕES II MASTER FIA; LEBLON EQUITIES INSTITUCIONAL I FUNDO DE INVESTIMENTO DE ACO; LEBLON ICATU PREVIDÊNCIA FIM; LEBLON PREV FIM FIFE; LEGAL GENERAL CCF; LEGAL

GENERAL COLLECTIVE INVESTMENT TRUST; LEGAL GENERAL GLOBAL EMERGING MARKETS INDEX FUND; LEGAL GENERAL GLOBAL EQUITY INDEX FUND; LEGAL GENERAL SCIENTIFIC BETA EMERGING MARKETS FUND, LLC; LEGAL & GENERAL FUTURE WORLD ESG EMERGING MARKETS; LEGAL & GENERAL ICAV; LEGAL & GENERAL INTERNATIONAL INDEX TRUST; LEGAL AND GENERAL ASSURANCE PENSIONS MNG LTD; LEGAL AND GENERAL ASSURANCE SOCIETY LIMITED; LEGG MASON GLOBAL FUNDS PLC; LELAND STANFORD JUNIOR UNIVERSITY; LF WALES PP EMERGING MARKETS EQUITY FUND; LF WALES PP GLOBAL OPPORTUNITIES EQUITY FUND; LGIASUPER TRUSTEE; LGPS CENTRAL GLOBAL MULTI FACTOR EQUITY INDEX FUND; LGT SELECT FUNDS - LGT SELECT EQUITY EMERGING MARKETS; LOCKHEED MARTIN CORP DEFINED CONTRIBUTION PLANS MASTER TRUST; LOCKHEED MARTIN CORP MASTER RETIREMENT TRUST; LOS ANGELES COUNTY EMPLOYEES RET ASSOCIATION; LVIP SSGA EMERGING MARKETS EQUITY INDEX FUND; MACQUARIE MULTI-FACTOR FUND; MACQUARIE TRUE INDEX EMERGING MARKETS FUND; MANAGED PENSION FUNDS LIMITED; MANUKA INVESTMENTS LLC; MCIC VERMONT (A RECIPROCAL RISK RETENTION GROUP); MEDICAL ASSURANCE SOCIETY NEW ZEALAND LIMITED; MERCER PRIVATE WEALTH INTERNATIONAL FOCUSED EQUITY POOL; MERCER QIF FUND PLC; MERCER UCITS COMMON CONTRACTUAL FUND; MFS DEVELOPMENT FUNDS, LLC; MOBIUS LIFE LIMITED; MOMENTUM GLOBAL FUNDS; MSCI ACWI EX-U.S. IMI INDEX FUND B2; MSCI EQUITY INDEX FUND B - BRAZIL; MULTIMIX WHOLESALE INTERNATIONAL SHARES TRUST; MUNICIPAL E ANNUITY A B FUND OF CHICAGO; NAT WEST BK PLC AS TR OF ST JAMES PL ST MANAGED UNIT TRUST; NATIONAL COUNCIL FOR SOCIAL SECURITY FUND; NATIONAL EMPLOYMENT SAVINGS TRUST; NEW AIRWAYS PENSION SCHEME; NEW SOUTH WALLES TR CORP AS TR FOR THE TC EMER MKT SHAR FUND; NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION; NEW YORK STATE TEACHERS RETIREMENT SYSTEM; NN (L) EMERGING MARKETS HIGH DIVIDEND; NORDEA 1, SICAV- NORDEA 1- LATIN AMERICAN EQUITY FUND; NORTHERN EMERGING MARKETS EQUITY INDEX FUND; NORTHERN TRUST COLLECTIVE ALL COUNTRY WORLD I (ACWI) E-U F-L; NORTHERN TRUST COLLECTIVE EMERGING MARKETS EX CHIN; NORTHERN TRUST COLLECTIVE EMERGING MARKETS INDEX FUND-LEND; NORTHERN TRUST INVESTIMENT FUNDS PLC; NORTHERN TRUST UCITS FGR FUND; NTGI QM COMMON DAILY ALL COUNT WORLD EXUS EQU INDEX FD LEND; NTGI QUANTITATIVE MANAGEMENT COLLEC FUNDS TRUST; NTGI-QM COMMON DAC WORLD EX-US INVESTABLE MIF - LENDING; NTGI-QM COMMON DAILY EMERGING MARKETS EQUITY I F- NON L; OAKTREE (LUX.) FUNDS - OAKTREE EMERGING MARKETS EQUITY FUND; OAKTREE EMERGING MARKETS EQUITY FUND; OAKTREE EMERGING MARKETS EQUITY HOLDINGS,L.P; OCEANA 03 MASTER FIM; OCEANA LONG BIASED ADVISORY PREV MASTER FUNDO DE INVESTIMENT; OCEANA LONG BIASED MASTER FIM; OCEANA LONG BIASED PREV FUNDO DE INVESTIMENTO MULTIMERCADO; OCEANA LONG BIASED PREV II FUNDO DE INVESTIMENTO MULTIMERCAD; OCEANA LONG BIASED_MASTER FIA; OCEANA SELECTION E MASTER FUNDO DE INVESTIMENTO EM AES; OCEANA SELECTION MASTER FUNDO DE INVESTIMENTO DE AÇÕES; OCEANA VALOR ADVISORY PREV FIFE FIA; OCEANA VALOR MASTER FIA; OCEANA VALOR PREV II FIFE FUNDO DE INVESTIMENTO EM AÇÕES; ONEPATH GLOBAL EMERGING MARKETS SHARES(UNHEDGED) INDEX POOL; ONTARIO TEACHERS PENSION PLAN BOARD; OPTIMIX WHOLESALE GLOBAL EMERGING MARKETS SHARE TRUST; PACE INT EMERG MARK EQUITY INVESTMENTS; PACIFIC GAS A EL COMP NU F Q CPUC DEC MASTER TRUST; PACIFIC SELECT FUND - PD EMERGING MARKETS PORTFOLIO; PENSIONDANMARK PENSIONSFORSIKRINGSAKTIESELSKAB; PEOPLE S BANK OF CHINA; PGIM FUNDS PUBLIC LIMITED COMPANY; PHILADELPHIA GAS WORKS PENSION PLAN; PICTET - EMERGING MARKETS INDEX; PICTET CH INSTITUCIONAL-EMERGING MARKETS TRACKER; PIMCO EQUITY SERIES: PIMCO RAFI DYNAMIC MULTI-FACTOR EMERGIN; PINEHURST PARTNERS, L.P.; POOL REINSURANCE COMPANY LIMITED; PRIME SUPER; PRUDENTIAL ASSURANCE COMPANY SINGAPORE (PTE) LTD; PRUDENTIAL INVESTMENT PORTFOLIOS 2 - PGIM QMA M. E. FUND; PRUDENTIAL RETIREM INSURANCE AND ANNUITY COMP; PRUDENTIAL TRUST COMPANY; PRUDENTIAL WORLD FUND INC. - PGIM QMA I. E. FUND; PUB INSTITUTIONAL FUND UMBRELLA-PUB EQUITIES EMER MARKETS 1; PUB INSTITUTIONAL FUND UMBRELLA-PUB EQUITIES EMER MARKETS 2; PUBLIC EMPLOYEES RETIREMENT ASSOCIATION OF NEW MEX; PUBLIC EMPLOYEES RETIREMENT SYSTEM OF OHIO; PUBLIC SECTOR PENSION INVESTMENT BOARD; QIC INTERNATIONAL EQUITIES FUND; QIC LISTED EQUITIES FUND; QS INVESTORS DBI

GLOBAL EMERGING MARKETS EQUITY FUND LP; QSUPER; RARE INFRASTRUCTURE VALUE FUND - HEDGED; RARE INFRASTRUCTURE VALUE FUND - UNHEDGED; RAYTHEON TECHNOLOGIES C. M. R. TRUST; REDWHEEL INTERNATIONAL EQUITY MASTER FUND LIMITED; REGIME DE RETRAITE DU PERSONNEL DES CPE ET DES GARDER PCDQ; RELIANCE TRUST INSTITUTIONAL RETIREMENT TRUST SERIES TWELVE; ROBECO CAPITAL GROWTH FUNDS; RUSSEL EMERGING MARKETS EQUITY POOL; RUSSELL GLOBAL OPPORTUNITIES FUND; RUSSELL INSTITUTIONAL FUNDS, LLC - REM EQUITY PLUS FUND; RUSSELL INSTITUTIONAL FUNDS, LLC - RUSSELL MULTI-ASSET CORE; RUSSELL INVESTMENT COMPANY EMERGING MARKETS FUND; RUSSELL INVESTMENT COMPANY MULTI-ASSET GROWTH STRATEGY FUND; RUSSELL INVESTMENT COMPANY PUBLIC LIMITED COMPANY; RUSSELL INVESTMENT COMPANY RUSSELL MULTI-STRATEGY INCOME F; RUSSELL INVESTMENT COMPANY RUSSELL TAX-MANAGED INTERNATIONAL; RUSSELL INVESTMENT COMPANY V PUBLIC LIMITED COMPANY; RUSSELL INVESTMENT MANAGEMENT LTD AS TRUSTEE OF THE RUSSELL; RUSSELL INVESTMENT MANAGEMENT LTD.AS T OF THE R M-A F E FUND; RUSSELL INVESTMENTS SUSTAINABLE GLOBAL SHARES EX F; RUSSELL INVESTMENTS YIELD OPPORTUNITIES POOL; RUSSELL TAX EFFECTIVE GLOBAL SHARES FUND; RUSSELL TR COMPANY COMMINGLED E. B. F. T. R. L. D. I. S.; RUTGERS, THE STATE UNIVERSITY; RWC EMERGING MARKETS EQUITY MASTER FUND LIMITED; RWC FUNDS - RWC GLOBAL EMERGING MARKETS FUND; RWC GLOBAL EMERGING EQUITY FUND; RWC LATIN AMERICA EQUITY FUND; RYO LONG BIASED MASTER FUNDO DE INVESTIMENTO MULTIMERCADO; RYO SELECTION INSTITUCIONAL MASTER FIA; RYO SELECTION MASTER FUNDO DE INVESTIMENTO EM AÇÕES; SAFRA FUNDO MÚTUO DE PRIVATIZAÇÃO - FGTS ELETROBRAS; SANFORD C.BERNSTEIN FUND, INC.; SAS TRUSTEE CORPORATION POOLED FUND; SBC MASTER PENSION TRUST; SCHWAB EMERGING MARKETS EQUITY ETF; SCHWAB FUNDAMENTAL EMERG0ING MARKETS LARGE COMPANY INDEX ETF; SCHWAB FUNDAMENTAL EMERGING MARKETS LARGE COMPANY INDEX FUND; SCOTIA EMERGING MARKETS EQUITY INDEX TRACKER ETF; SCOTTISH WIDOWS INVESTMENT SOLUTIONS FUNDS ICVC- FUNDAMENTAL; SCOTTISH WIDOWS MANAGED INVESTMENT FUNDS ICVC-INT; SCRI ROBECO QI INST EMERG MKTS ENHANCED IND EQUITIES FUND; SPARTA FUNDO DE INVESTIMENTO EM AÇÕES - BDR NÍVEL I; SPARTAN GROUP TRUST FOR EMPLOYEE BENEFIT PLANS: SP; SPARTAN GROUP TRUST FOR EMPLYEE BENEFIT PLANS: SPARTAN EMERG; SPDR BLOOMBERG SASB EMERGING MARKETS ESG SELECT ET; SPDR MSCI ACWI EX-US ETF; SPDR MSCI EMERGING MARKETS FOSSIL FUEL FREE ETF; SPDR MSCI EMERGING MARKETS STRATEGICFACTORS ETF; SQUADRA TEXAS LLC; SSGA MSCI ACWI EX-USA INDEX NON-LENDING DAILY TRUST; SSGA MSCI BRAZIL INDEX NON- LENDING QP COMMON TRUST FUND; SSGA SPDR ETFS EUROPE I PLC; SSGA SPDR ETFS EUROPE II PUBLIC LIMITED COMPANY; ST STR MSCI ACWI EX USA IMI SCREENED NON- LENDING COMM TR FD; STANLIB FUNDS LIMITED; STATE OF ALASKA RETIREMENT AND BENEFITS PLANS; STATE OF CONNECTICUT ACTING T. ITS TREASURER; STATE OF KUWAIT INV AUTORITY, K I OFFICE; STATE OF MINNESOTA STATE EMPLOYEES RET PLAN; STATE OF NEW JERSEY COMMON PENSION FUND D; STATE OF WYOMING; STATE ST GL ADV TRUST COMPANY INV FF TAX EX RET PLANS; STATE STREET EMERGING MARKETS EQUITY INDEX FUND; STATE STREET GLOBAL ADVISORS LUX SICAV - S S G E M I E FUND; STATE STREET GLOBAL ALL CAP EQUITY EX-US INDEX PORTFOLIO; STATE STREET ICAV; STATE STREET IRELAND UNIT TRUST; STATE STREET VARIABLE INSURANCE SERIES FUNDS, INC; STICHTING BEDRIJFSPENS ZORGVERZEKERAARS; STICHTING DEPOSITARY APG EMERGING MARKETS EQUITY POOL; STICHTING PENSIOENFONDS ING; STICHTING PENSIOENFONDS PGB; STICHTING PENSIOENFONDS VAN DE ABN AMRO BK NV; STICHTING PENSIONENFONDS VAN DE METALEKTRO (PME); STICHTING PHILIPS PENSIOENFONDS; STUDIO ICATU 49 PREVIDENCIARIO FIM; STUDIO ICATU PREVIDENCIARIO FIFE FUNDO DE INVESTIMENTO MULTI; STUDIO MASTER 70 PREV FIFE FUNDO DE INVESTIMENTO MULTIMERCAD; STUDIO MASTER FIA; STUDIO MASTER II FUNDO DE INVESTIMENTO AÇÕES; STUDIO MASTER III FIA; STUDIO MASTER IV FUNDO DE INVESTIMENTO EM AÇÕES; STUDIO MASTER V FIM; SUNAMERICA SERIES TRUST SA EMERGING MARKETS EQUITY; SUNSUPER SUPERANNUATION FUND; SUPERANNUATION FUNDS MANAGEMENT CORPORATION OF S AUSTRALIA; SYMMETRY PANORAMIC GLOBAL EQUITY FUND; SYMMETRY PANORAMIC INTERNATIONAL EQUITY FUND; TEACHER RETIREMENT SYSTEM OF TEXAS; THE BANK OF N. Y. M. (INT) LTD AS T. OF I. E. M. E. I.

E. UK; THE BANK OF NEW YORK MELLON EMP BEN COLLECTIVE INVEST FD PLA; THE CHURCH COMMISSIONERS FOR ENGLAND; THE COCA COLA MASTER RETIREMENT TRUST; THE EMERGING M.S. OF THE DFA I.T.CO.; THE MASTER T B J, LTD AS T OF DAIWA BRAZIL STOCK OPEN-RIO WI; THE MASTER T BK OF JPN, LTD AS T OF NIKKO BR EQ MOTHER FUND; THE MASTER TR BANK OF JAPAN AS TR FOR HSBC BRAZIL MOTHER FD; THE MASTER TRUST BANK OF JAP, LTD. AS TR. FOR MTBJ400045828; THE MASTER TRUST BANK OF JAP., LTD. AS TR. FOR MTBJ400045829; THE MASTER TRUST BANK OF JAPAN, LTD. AS T F MTBJ400045832; THE MASTER TRUST BANK OF JAPAN, LTD. AS T OF MUTB400021492; THE MASTER TRUST BANK OF JAPAN, LTD. AS T OF MUTB400021536; THE MASTER TRUST BANK OF JAPAN, LTD. AS T. FOR MTBJ400045835; THE MASTER TRUST BANK OF JAPAN, LTD. AS TR FOR MUTB400045792; THE MASTER TRUST BANK OF JAPAN, LTD. AS TRU FO MTBJ400045849; THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ4000; THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MUTB4000; THE MASTER TRUST BANK OF JAPAN, LTD. TRUSTEE MUTB400045794; THE MONETARY AUTHORITY OF SINGAPORE; THE NOMURA T AND B CO LTD RE I E S INDEX MSCI E NO HED M FUN; THE PRUDENTIAL INVESTMENT PORTFOLIOS, INC. - PGIM; THE REGENTS OF THE UNIVERSITY OF CALIFORNIA; THE TEXAS EDUCATION AGENCY; THE TIFF KEYSTONE FUND, L.P.; TIAA-CREF FUNDS - TIAA-CREF EMERGING MARKETS EQUITY I F; TIFF MULTI-ASSET FUND; TJ-NONQUALIFIED, LLC; TJ-QUALIFIED, LLC; TM RWC GLOBAL EMERGING MARKETS FUND; TOTAL INTERNATIONAL EX U.S. I MASTER PORT OF MASTER INV PORT; TRINITY COLLEGE CAMBRIDGE; TT EM M EQ F (THE FUND), A SUB- FUND OF TT I FD PLC (THE CO); TT EM UNCONSTRAINED OPPORTUNITIES FUND LIMITED; TT EMERGING MARKETS OPPORTUNITIES FUND II LIMITED; TT EMERGING MARKETS OPPORTUNITIES FUND LIMITED; TT EMERGING MARKETS UNC FUND A SUB FUND OF TT INT FUNDS PLC; TT SUSTAINABLE EM EQUITY FUND, A SUB FUND OF TT IN; TUCURUI FUNDO DE INVESTIMENTO EM AÇÕES; UTAH STATE RETIREMENT SYSTEMS; UTD NAT RELIEF AND WORKS AG FOR PAL REFUGEE IN THE NEAR EAST; VANGUARD EMERGING MARKETS SELECT STOCK FUND; VANGUARD EMERGING MARKETS SHARES INDEX FUND; VANGUARD EMERGING MARKETS STOCK INDEX FUND; VANGUARD F. T. C. INST. TOTAL INTL STOCK M. INDEX TRUST II; VANGUARD FIDUCIARY TRT COMPANY INSTIT T INTL STK MKT INDEX T; VANGUARD FUNDS PUBLIC LIMITED COMPANY; VANGUARD INTERNATIONAL HIGH DIVIDEND YIELD INDEX F; VANGUARD INV FUNDS ICVC- VANGUARD FTSE GLOBAL ALL CAP INDEX F; VANGUARD INVESTMENT SERIES PLC; VANGUARD INVESTMENTS FUNDS ICVC-VANGUARD GLOBAL EMERGING M F; VANGUARD TOTAL INTERNATIONAL STOCK INDEX FD, A SE VAN S F; VANGUARD TOTAL WORLD STOCK INDEX FUND, A SERIES OF; VARIABLE INSURANCE PRODUCTS FUND II: INTERNATIONAL; VICTORIAN FUNDS MAN C A T F V E M T; VKF INVESTMENTS LTD; VOYA EMERGING MARKETS INDEX PORTFOLIO; WASHINGTON STATE INVESTMENT BOARD; WELLS FARGO FACTOR ENHANCED EMERGING MARKETS PORTFOLIO; WISDOMTREE EMERGING MARKETS EFFICIENT CORE FUND; WISDOMTREE EMERGING MARKETS MULTIFACTOR FUND; WM POOL - EQUITIES TRUST NO 74; WM POOL - EQUITIES TRUST NO. 75; XTRACKERS; XTRACKERS (IE) PUBLIC LIMITED COMPANY; E XTRACKERS MSCI ACWI EX USA ESG LEADERS EQUITY ETF, XP INVESTOR IBOVESPA ATIVO MASTER FIA; ATMOS INSTITUCIONAL BR MASTER FUNDO DE INVESTIMENTO DE AÇÕES; ATMOS INSTITUCIONAL MASTER FIA; ATMOS MASTER FUNDO DE INVESTIMENTO DE AÇÕES; ATMOS TERRA FUNDO DE INVESTIMENTO EM AÇÕES; BAHIA AM CICLOTRON MASTER FIM CP IE; BAHIA AM FAMILIA PREVIDÊNCIA FUNDO DE INVESTIMENTO EM AÇÕES; BAHIA AM II FUNDO DE INVESTIMENTO EM AÇÕES; BAHIA AM LONG BIASED MASTER FIM; BAHIA AM MARAU MASTER RV FUNDO DE INVESTIMENTO MULTIMERCADO; BAHIA AM PREV FIFE FIM; BAHIA AM SMID CAPS VALOR MASTER FIA; BAHIA AM VALUATION MASTER FIA; BURITIS FUNDO DE INVESTIMENTO EM AÇÕES; CAIXA VINCI VALOR DIVIDENDOS FUNDO DE INVESTIMENTO EM AÇÕES; CAIXA VINCI VALOR FIA; CANADIAN EAGLE PORTFOLIO LLC. (RV); CAPSTONE MACRO MASTER FUNDO DE INVESTIMENTO MULTIMERCADO; CHAPADA DOS VEADEIROS FIA; CLAVE AÇÕES INST MASTER FIA; CLAVE AÇÕES MASTER FUNDO DE INVESTIMENTO EM AÇÕES; CLAVE ALPHA MACRO MASTER FIM; CLAVE TOTAL RETURN MASTER FIA; CLAVE TOTAL RETURN MASTER FUNDO DE INVESTIMENTO MULTIMERCADO; CLV M2 MASTER FIM; COCCOLINO FIA IE; CONSTELLATION 100 PREV FIM FIFE; CONSTELLATION 70 PREVIDÊNCIA FIP MULTIMERCADO; CONSTELLATION BP

100 PREV FIA FIFE; CONSTELLATION BRADESCO 100 FIFE FUNDO DE INVESTIMENTO EM AC; CONSTELLATION CAMBARA FUNDO DE INVESTIMENTO EM AÇÕES; CONSTELLATION COMPOUNDERS ESG MASTER FIA; CONSTELLATION FAMILIA PREVIDÊNCIA FUNDO DE INVESTIMENTO EM A; CONSTELLATION ICATU 70 PREV FIM; CONSTELLATION INSTITUCIONAL BR FUNDO DE INVESTIMENTO EM AES; CONSTELLATION MASTER FUNDO DE INVESTIMENTO DE AÇÕES; CONSTELLATION QUALIFICADO MASTER FUNDO DE INVESTIMENTO DE AC; CONSTELLATION RESERVA FUNDO DE INVESTIMENTO EM AÇÕES; CONSTELLATION SULAMERICA PREV FUNDO DE INVESTIMENTO MULTIMER; CYPRESS FIA; ETREND ALL STAR BRASIL MASTER FUNDO DE INVESTIMENTO EM AÇÕES; FCOPEL FUNDO DE INVESTIMENTO EM AÇÕES I; FIA PARATY; FIA PIPA; FIA SABESPREV VINCI GAS DIVIDENDOS BDR NÍVEL I; FIM SANTA CRISTINA IE CRÉDITO PRIVADO; FP XP TOTAL RETURN FUNDO DE INVESTIMENTO EM AÇÕES; FP BAHIA AM FUNDO DE INVESTIMENTO EM AÇÕES; FP NEO TOTAL RETURN FUNDO DE INVESTIMENTO EM AÇÕES; FPRV SQA SANHACO FIA PREVIDENCIARIO; FUNDO DE INVESTIMENTO DE AÇÕES SEQUOIA; FUNDO DE INVESTIMENTO EM AÇÕES RVA EMB III; FUNDO DE INVESTIMENTO EM AÇÕES RVA EMB IV; GERDAU PREVIDÊNCIA FUNDO DE INVESTIMENTO EM AÇÕES 04; GROUPER EQUITY L.L.C; JGP B PREVIDÊNCIA FIFE MASTER FI MULTIMERCADO; JGP B PREVIDÊNCIA FIFE MASTER FUNDO DE INVESTIMENTO EM AÇÕES; JGP BRASILPREV FIFE ESG 100 PREVIDENCIRIO FUNDO DE INVESTIME; JGP BRASILPREV FIFE MULTIMERCADO PREVIDENCIARIO FUNDO DE INV; JGP COMPOUNDERS MASTER FIA IE; JGP EQUITY MASTER FIA; JGP EQUITY MASTER FIM; JGP ESG INSTITUCIONAL MASTER FUNDO DE INVESTIMENTO EM AÇÕES; JGP ESG MASTER FIA; JGP ESG PREVIDENCIARIO MASTER FIA; JGP ESG PREVIDENCIARIO XP MASTER FIA; JGP HEDGE MASTER FUNDO DE INVESTIMENTO MULTIMERCADO; JGP LONG ONLY INSTITUCIONAL FIA; JGP LONG ONLY MASTER FUNDO DE INVESTIMENTO EM AÇÕES; JGP MASTER PREVIDENCIARIO FUNDO DE INVESTIMENTO MULTIMERCADO; JGP MAX MASTER FUNDO DE INVESTIMENTO MULTIMERCADO; JGP MULTIMERCADO PREVIDENCIARIO ADVISORY XP SEGUROS FI; JGP MULTIMERCADO PREVIDENCIARIO ICATU FUNDO DE INVESTIMENTO; JGP MULTIMERCADO PREVIDENCIARIO ITAÚ MASTER FI; JGP PREVIDENCIARIO ITAÚ MASTER FUNDO DE INVESTIMENTO EM ACOE; JGP PREVIDENCIARIO RED FIM; JGP STRATEGY MASTER FUNDO DE INVESTIMENTO MULTIMERCADO; LEBLON ITAÚ PREV FIFE FIA; LINUS LLC; MUTA MASTER FUNDO DE INVESTIMENTO MULTIMERCADO; NAF ENIGMA II FUNDO DE INVESTIMENTO MULTIMERCADO; NEO NAVITAS B MASTER FUNDO DE INVESTIMENTO EM AÇÕES; NEO NAVITAS ITAÚ PREV MASTER FIA; NEO NAVITAS MASTER FIA; NEO NAVITAS PREV MASTER XP SEGUROS FIA; OCEANA B PREVIDÊNCIA FUNDO DE INVESTIMENTO EM AÇÕES MASTER; OCEANA INDIAN FIA; OCEANA LITORAL FUNDO DE INVESTIMENTO EM AÇÕES; OCEANA LONG BIASED B PREVIDÊNCIA FIFE FIM; OCEANA PREV MASTER FIFE FUNDO DE INVESTIMENTO MULT; OCEANA QP8 FUNDO DE INVESTIMENTO EM AÇÕES; OCEANA SELECTION PREV MASTER FIA; OCEANA SERRA DA CAPIVARA FIA; OCEANA VALOR II MASTER FUNDO DE INVESTIMENTO EM AÇÕES; PAMPLONA FUNDO DE INVESTIMENTO EM AÇÕES; SHELF 539 FIC FIM CP IE; SHELF 619 FIC FIM CP IE; SHELF 824 FIC FIM CP IE; SILVIO TINI DE ARAUJO; SNAPPER EQUITY L.L.C; SPX APACHE MASTER FIA; SPX FALCON INSTITUCIONAL MASTER FI MULTIMERCADO; SPX FALCON MASTER FIA; SPX LANCER PLUS PREVIDENCIARIO FIM; SPX LANCER PREVIDENCIARIO FIM; SPX LONG BIAS PREVIDENCIARIO MASTER FUNDO DE INVESTIMENTO MU; SPX NIMITZ MASTER FIM; SPX NIMITZ MASTER GERAL FI MULTIMERCADO; SPX PATRIOT MASTER FIA; SPX RAPTOR MASTER FI EXT MM CP; SQUADRA HORIZONTE FUNDO DE INVESTIMENTO EM AÇÕES; SQUADRA INST FUNDO DE INVESTIMENTO EM AÇÕES; SQUADRA MASTER IVP FUNDO DE INVESTIMENTO EM AÇÕES; SQUADRA MASTER LONG BIASED FIA; SQUADRA MASTER LONG ONLY FIA; SV2 EQUITY LLC; SV3 EQUITY LLC; SV4 EQUITY LLC; TAVOLA ABSOLUTO MASTER FIA; TAVOLA ABSOLUTO MASTER FUNDO DE INVESTIMENTO MULTIMERCADO; TAVOLA EQUITY HEDGE FIM; TETTI FUNDO DE INVESTIMENTO EM AÇÕES; TIJUCA FUNDO DE INVESTIMENTO EM AÇÕES; TREND ETF IBOVESPA FUNDO DE ÍNDICE; TREND IBOVESPA FIA; TREND IBOVESPA MASTER PREV FUNDO DE INVESTIMENTO EM AÇÕES; TREND MOMENTUM BRASIL FIA; TRUXT INVESTMENTS EQUITY LONG ONLY MASTER FUND LLC; TRUXT LONG BIAS MASTER FIA; TRUXT LONG BIAS MASTER FIM; TRUXT LONG SHORT MASTER FIM; TRUXT PREVIDÊNCIA FUNDO DE INVESTIMENTO EM AÇÕES; TRUXT VALOR B PREVIDÊNCIA FIFE

MASTER FIA; TRUXT VALOR MASTER FIA; TRUXT VALOR MASTER INSTITUCIONAL FIA; TRUXT VALOR PREVIDÊNCIA MASTER I FIA; VINCI AÇÕES A FUNDO DE INVESTIMENTO EM AÇÕES; VINCI GAS DIVIDENDOS FUNDO DE INVESTIMENTO EM AÇÕES; VINCI JOATINGA FUNDO DE INVESTIMENTO EM AÇÕES; VINCI MOSAICO ADVISORY FIA; VINCI MOSAICO FIA; VINCI MOSAICO FIA; VINCI SELECAO FUNDO DE INVESTIMENTO EM AÇÕES; VINCI STB FUNDO DE INVESTIMENTO EM AÇÕES; XP DIVIDENDOS FUNDO DE INVESTIMENTO DE AÇÕES; XP FAMILIA PREVIDÊNCIA FUNDO DE INVESTIMENTO EM AÇÕES; XP FLECHAS FIA; XP INVESTOR 30 MASTER FUNDO DE INVESTIMENTO DE AÇÕES; XP INVESTOR EQUITY HEDGE II MASTER FUNDO DE INVESTIMENTO MUL; XP INVESTOR FUNDO DE INVESTIMENTO DE AÇÕES; XP INVESTOR LONG BIASED FIM; XP INVESTOR LONG SHORT MASTER FIM; XP LONG BIASED ADVISORY XP SEGUROS P MASTER FIM IQ; XP LONG TERM EQUITY MASTER FUNDO DE INVESTIMENTO EM AÇÕES; XP LONG TERM EQUITY SEGUROS MASTER FIFE FUNDO DE INVESTIMENT; E XP MACRO PLUS FUNDO DE INVESTIMENTO MULTIMERCADO.

VOTE DECLARATION

184th Extraordinary General Meeting

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS

(Publicly-held company)

CNPJ no. 00.001.180/0001-26

NIRE: 53300000859

Date: December 22nd, 2:00pm

Location: Fully digital through Zoom platform.

Shareholder: ASSOCIAÇÃO DOS EMPREGADOS DA ELETROBRAS – AEEL (ASSOCIATION OF EMPLOYEES OF ELETROBRAS).

The Associação de Empregados da Eletrobras – AEEL, CNPJ No. 28.015.840/0001-47, shareholder of Centrais Elétricas Brasileiras S.A – Eletrobras, pursuant to paragraph 3 of article 41 of the Company's Articles of Incorporation, presents the following VOTE DECLARATION for the agenda of the 184th EGM:

Agenda of the 184th Extraordinary General Meeting	APPROVE	REJECT	ABSTAIN
1. Approve the Stock Option-Based Compensation Plan, according to the draft attached to the Management Proposal, which will be part of the privatized Eletrobras management compensation model;		REJECT Rationale.
2. Approve the Restricted Stock-Based Compensation Plan, according to the draft attached to the Management Proposal, which will integrate the compensation model of the privatized Eletrobras managers;		REJECT Rationale.
3. Re-ratify the resolution taken at the Ordinary General Meeting of April 22, 2022, to establish, in the period ending on March 31, 2023, the new global amount of the compensation of the managers and members of the Advisory Committees to the Board of Directors, as well as the new individual amount of the compensation of the members of the Fiscal Council, in line with the model of compensation of the managers of the privatized Eletrobras that contemplates review of the fixed compensation and adoption of short-term and long-term incentives.		REJECT Rationale.

1

VOTE DECLARATION

Associação de Empregados da Eletrobras, AEEL, a minority shareholder of Eletrobras,

rejects the proposals on the agenda of the EGM concerned. Rationale:

It is a mockery that, with the Brazilian population living with a high unemployment rate and paying one of the most expensive electricity rates in the world, the current management of the company has the audacity to put such a proposal to a vote. AEEL expresses its rejection of this improper proposal to increase the compensation of Eletrobras' senior management, especially at a time when the company breaches clauses of the collective bargaining agreement and also intends to drastically reduce the company's staff.

If the management's proposal submitted to Eletrobras' 184th Extraordinary General Meeting, to be held on 12/22/2022, is approved, CEO Wilson Ferreira Junior's compensation will increase from R$52,400 to R$300,000 per month, and the vice-president's fixed monthly compensation will increase from R$49,900 to R$110,000. The CEO and officers can still be awarded with a variable compensation that can reach up to 12 salaries (R$3.6 million for the CEO and R$1.3 million for the vice president, see here). The fixed compensation of the Board of Directors will increase from R$5,400 per month to R$60,000 per month, on average. The highest fixed compensation of the Board of Directors will increase from R$5,400 per month to R$200,000 per month in the case of the chairman of the Board. Some board members may still receive additional compensation due to their participation in committees. And not only do they want the increase, they also want to receive retroactive amounts in April 2022. The additional cost for the company will be more than R$20 million (equivalent to 17 thousand minimum wages!).

The process that is now taking place in Eletrobras is the same process that occurred after the privatization of BR Distribuidora, of Vale, and of so many other companies handed over to the private sector. For the workers, cutbacks, layoffs, outsourcing, and job instability. For employers and shareholders, astronomical earnings.

However, despite the privatization, the Federal Government is still the largest shareholder of Eletrobras, with 43% of the common shares. But, unfortunately, the Federal Government's influence in the management of the company was reduced by a maneuver made during the privatization, with the objective to pass control of the company to private shareholders. Even still, the company continues to operate through a public concession and therefore this type of abusive behavior by managers is harmful to the company and should not be tolerated.

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VOTE DECLARATION

All this makes it even clearer that the goal of the privatization of Eletrobras is to completely change the company, from its productive structure to the way it distributes its surplus. Forget the company whose objective was to serve the interests of the population, security of supply, expansion of access to electricity and rate moderation. Eletrobras' goal now is, above all, to profit and distribute dividends. And its new controllers will not hesitate to pay handsomely to those who show themselves to be aligned and willing to bypass everything, even the commitments to the Brazilian population, to achieve ever higher profits.

This procedure is part of a larger set of movements, which also involves mass layoffs, loss of benefits, outsourcing, precarious work, reduction of investments in plant maintenance, transmission lines and technology and which results in greater risks to the guarantee of electricity supply, increase in the number of accidents at work and increase in profits. This is what the history of privatizations in the country reveals.

That is why AEEL reiterates its repudiation of the proposals put forward by the Management in this 184th EGM and maintains its commitment to fight against any and all immoral measures that violate the interests of the Brazilian population.

AEEL, as shareholder, requests that the vote be attached to the Minutes and read at the Meeting.

Rio de Janeiro, December 22, 2022.

Name of Shareholder: ASSOCIAÇÃO DOS EMPREGADOS DA ELETROBRAS – AEEL

CNPJ No. 28.015.840/0001-47

Email : aeel@aeel.org.br

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184th EXTRAORDINARY GENERAL MEETING OF CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

December 22, 2022

MANIFESTATION OF VOTE OF THE SHAREHOLDER CAIXA DE PREVIDÊNCIA DOS FUNCIONÁRIOS DO BANCO DO BRASIL – PREVI (PENSION FUND FOR BANCO DO BRASIL EMPLOYEES)

Mr. Chairman of the Board,

CAIXA DE PREVIDÊNCIA DOS FUNCIONÁRIOS DO BANCO DO BRASIL – PREVI

(“PREVI Shareholder”), a closed supplementary pension entity, established at Praia de Botafogo No. 501, 3rd and 4th floors – Botafogo – Rio de Janeiro (RJ), registered with CNPJ/ME under No. 33.754.482/0001-24, as shareholder holding 0.92514% of nominative common shares (ON, in Portuguese) and 0.40735% of nominative preferred shares (PN, in Portuguese), totaling 0.86212% of the total capital of CENTRAIS ELÉTRICAS BRASILEIRAS – ELETROBRAS ("ELETROBRAS" and/or "Company"), a publicly-held company, registered with CNPJ/ME under No. 00.001.180/0001-26, hereby presents the following Voting Manifestation in relation to the matter 2 - Approve the Restricted Stock-Based Compensation Plan, according to the draft attached to the Management Proposal, which will integrate the compensation model of the privatized Eletrobras managers, contained in the agenda of the 184th Extraordinary General Meeting (“EGM" and/or "Meeting"), held, exclusively digitally, on December 22, 2022 at 2:00pm:

(i)	The Shareholder PREVI records that, in accordance with the "ASGI Previ Code of Best Practices" and its "Voting Policy for Participation in Meetings of Publicly-Held Companies", it does not agree with the granting of ILPs to Eletrobras' Board Members, since sufficient criteria were not presented to mitigate a possible conflict of interest in the implementation of share-based compensation. The metrics linked to compensation are essential for shareholders to identify the alignment with the best interest of the Company, especially in the case of a company with diffuse control, in order to avoid agency conflict.

Finally, the Shareholder PREVI also requests that this Voting Manifestation be received by the Board and duly attached to the Minutes of this Meeting.

Rio de Janeiro, December 22, 2022.

CAIXA DE PREVIDÊNCIA DOS FUNCIONÁRIOS DO BANCO DO BRASIL – PREVI

p.p. MARIANA CURY MACHADO

Lawyer

ISSUE OF ORDER FROM BNDES AND BNDESPAR IN THE SCOPE OF THE 184th EGM OF ELETROBRAS

The Company's Articles of Incorporation, in its Art. 6, limits the exercise of voting rights to 10% (ten percent) of the total number of shares in which the voting capital of the Company is divided.

However, in the specific case of this assembly, the Federal Government abstained from voting on the items on the agenda, that is, it did not exercise its right to vote for the purposes of the limit of Art. 6 provided for in the Statute. This is because by determination of Art. 129 of Law 6404/76, the abstaining vote of the Federal Government shall not be computed on the basis of valid votes.

Thus, the table of the 184th EGM of ELETROBRAS should have computed the totality of the votes of BNDES and BNDESPAR, that is, all its 146,501,699 votes, since, having the Federal Government vote blank, the totality of votes of BNDES and BNDESPAR is below the limit of 10% provided for in the Articles of Incorporation.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 27, 2022

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.